**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2014
(correcting order dated April 18, 2011)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Helix BioMedix, Inc.

File No. 033-20897 - CF#26586

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        Helix BioMedix, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 24, 2011.

        Based on representations by Helix BioMedix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.17(a)   through March 31, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Elizabeth M. Murphy
                          Secretary